

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 11, 2006

<u>By facsimile to (212) 451-2222 and U.S. Mail</u>

Mr. Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, NY 10604

Re: WHX Corporation
       Pre-effective Amendment 1 to Registration Statement on Form S-1
       Filed November 30, 2007
       File No. 333-146803

Dear Mr. Kassan:

      We reviewed the filing and have the comments below.

<u>General</u>

1.   Based on the response to prior comment 2, remove also the references to "estimates from WHX's actuary"on page F-10, "consultation with its actuaries" on page F-24, and "advised by counsel" on pages F-46 and F-109.

<u>Prospectus' Front Cover Page</u>

2.   Please revise to disclose the distribution arrangements for your offering that have been made. Refer to Item 501(b)(8) of Regulation S-K.

<u>Material United States Federal Income Tax Consequences, page 7; What Are The Material United States Federal Income Tax Consequences Of Exercising My Subscription Rights?, page 18; Material United States Federal Income Tax Consequences, page 137</u>

3.   Based on a review of the sections cited above, we are unable to concur with the response to prior comment 9 that WHX makes no representation of the tax consequences in the

registration statement. Please file the tax opinion and related consent as exhibits to the registration statement.

Expiration of the Rights Offering and Extensions, Amendments and Termination, page 33

4.   Please revise here and elsewhere in your prospectus to indicate the latest date you may extend the offering.

5.   Please revise to indicate the approximate length of time it will take for money to be returned if the offering is terminated.

Subscription Price, page 35

6.   We note your response to comment 15 of our letter dated November 14, 2007. Please also disclose the material differences between the per share subscription price and the fair value of the common stock as of the most recent date practicable. We reissue comment 15 in this regard.

Fees and Expenses, page 39

7.   Please quantify and state the amount to be paid for "all other commissions, fees, taxes or other expenses." Also include this amount in your Rights Offering summary beginning on page 7. We note your first sentence on the cover page of your prospectus states that you are distributing the subscription rights "at no charge."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

8.   Refer to prior comment 16. As requested previously, state what the limits of all material financial ratios and tests are. For example, we note the disclosure in section 6.16 of exhibit 4.36 and section 6.16 of exhibit 10.37.

Plan of Distribution, page 142

9.   To the extent that you intend to conduct the offering through officers, directors, or employees explain how they qualify for the exemption from registration as broker-dealers under Rule 3a4-1 of the Securities Exchange Act.

Statements of Cash Flows, page F-89

10.   Please tell us why you have presented two line items entitled "Discontinued operations" within the operating activities section of your cash flow statement.

Note 8 – Inventories, page F-98

11.   We have read your response to prior comment 40. Please clarify for us how you determined that your accounting is consistent with the guidance in the Issues Paper. Also, please clarify how you determined that the LIFO liquidation is involuntary and temporary. It is not clear whether your accounting method enables comparability with the financial statements of other registrants.

Exhibit 5.1

12.   We note the statement "This opinion is given as of the date hereof and we assume no obligation to update or supplement such opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes in fact or law that may hereafter occur." Please delete. Alternatively, file a new opinion immediately before the registration statement's effectiveness because the opinion must speak as of that time.

13.   Please confirm that the rights will be governed by Delaware law.

Closing

        File an amendment to the S-1 in response to the comments. To expedite our review, WHX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If WHX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since WHX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If WHX requests acceleration of the registration statement's effectiveness, WHX should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve WHX from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- WHX may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that WHX provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steve Wolosky, Esq.
        Adam W. Finerman, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        65 East 55th Street
        New York, NY 10022-1106

        Michael Reiner, Esq.
        Breslow & Walker LLP
        100 Jericho Quadrangle, Suite 230
        Jericho, NY 11753